Exhibit 99.1

eLong, Inc.

(the "Company")

May 27, 2015

Dear Shareholder

Changes in the Composition of the Board of Directors of the Company

We wish to inform you of certain changes in the composition of the board of directors of the Company.

As previously announced, on May 22, 2015, Expedia Asia Pacific—Alpha, Ltd. (a wholly-owned subsidiary of Expedia, Inc. (“Expedia”)), formerly our largest shareholder, sold its shareholdings in us to purchasers including C-Travel International, Ltd. (“C-Travel”) (a wholly owned subsidiary of C-Trip International, Ltd. (“Ctrip”)), Keystone Lodging Holdings Limited, Plateno Group Limited and Luxuriant Holdings Limited. Following the transaction, Expedia ceased to own any equity interest in the Company.

On May 22, 2015, 1) the size of the Board of Directors of the Company (the “Board”) was increased from eleven to sixteen directors, and Ms. May Wu, Mr. Wang Shengli, Ms. Maohua Sun, Mr. Nanyan Zheng and Mr. Liqun Wang were appointed as directors, and 2) Mr. Guangfu Cui, Mr. Abhiram Chowdhry, Mr. Dhiren Fonseca, Mr. Dara Khosrowshahi, Mr. Henrik Kjellberg, Mr. Cyril Ranque, Mr. Johan Svanstrom, Mr. Thomas Gurnee, Mr., Fernando Gil de Bernabé, and Mr. Michael Scown resigned from the Board. Following these appointments and resignations, the size of the Board was reduced to six directors. Mr. Guangfu Cui, the Company’s chief executive officer, remained in his position as the Chief Executive Officer of the Company.

The biographies of the new directors are as follows:

Ms. May Wu (born 1968) has served as the chief strategy officer of Homeinns Hotel Group since 2010. She also served as the chief executive officer of Homeinns’ Yitel brand from 2010 to 2012, and was Homeinns’s chief financial officer from 2006 to 2010 and Homeinns’ acting chief financial officer from May to August 2014. Ms. Wu is an independent director, the chair of the audit committee, and a member of the compensation committee and the corporate governance and nominating committee of Noah Holdings Ltd., a New York Stock Exchange listed company. Ms. Wu holds a bachelor’s degree from Fudan University in China, a master’s degree from Brooklyn College at the City University of New York and an MBA degree from the J.L. Kellogg Graduate School of Management at Northwestern University.

Mr. Wang Shengli (born 1955) has been an angel investor focusing on investment projects in China since 2010. He has extensive experience and in-depth knowledge of investing in China’s travel industry. Mr. Wang holds a bachelor's degree from Xi’an Electronics Science and Technology University.

Ms. Maohua Sun (born 1972) has served as the executive vice president of Ctrip since January 2015, and senior vice president of Ctrip since December 2009. Ms. Sun joined Ctrip in 2000 and has held a number of managerial positions at Ctrip. Ms. Sun holds a bachelor’s degree from Shanghai Jiao Tong University.

Mr. Nanyan Zheng (born 1968) is currently the chief executive officer of 7 Days Groups Holdings Ltd., a leading national economy hotel chain based in China. Mr. Zheng co-founded 7 Days Groups and has served as its chief executive officer since 2004. Mr. Zheng is an independent director of Vipshop Holdings Limited, a New York Stock Exchange listed company. Mr. Zheng holds a bachelor's degree from Sun Yat-Sen University in China.

Mr. Liqun Wang (born 1954) has served as chairman of the board of directors of Shanghai Stone Capital since 2008. Mr. Wang is independent director of Huayi Brothers Media Corporation, a Shenzhen Stock Exchange listed company, an independent director of Shanghai Jiaoyun Group Co., Ltd., a Shanghai Stock Exchange listed company, non-executive director of China Yongda Automobiles Services Holdings Limited, a Hong Kong Stock Exchange listed company, and a director of Shanghai Xintonglian Packing Holdings Limited, a Shanghai Stock Exchange listed company, and Shanghai Fortune Techgroup Holdings Limited, a Shenzhen Stock Exchange listed company. Mr. Wang holds a bachelor’s degree from the Party School of the Central Committee of C.P.C.

An extraordinary general meeting of the Company will be held on June 22, 2015 at which the ratification of the shareholders of the Company in general meeting will be sought for the appointment of the new directors (such extraordinary general meeting, the "EGM"). A notice of the EGM, along with a proxy form and ballot paper, are enclosed.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ MaoHua Sun

The chairman of the BOARD

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eLong, Inc.

(the "Company")

Notice of Extraordinary General Meeting of the Company

Notice is hereby given that an Extraordinary General Meeting of the Company (the "EGM") will be held at the Company’s office at Xingke Plaza, Tower B, Third Floor, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China, on the 22nd day of June, 2015 at 10 a.m. China time for the purpose of considering and, if thought fit, passing and approving the following resolution(s):

As ordinary resolutions:

1.	That Guangfu Cui be appointed as chairman of the EGM.

2.	That the appointment of Ms. May Wu on May 22, 2015 as director of the Company in accordance with the Articles of Association of the Company be and hereby is confirmed, approved and ratified.

3.	That the appointment of Mr. Wang Shengli on May 22, 2015 as director of the Company in accordance with the Articles of Association of the Company be and hereby is confirmed, approved and ratified.

4.	That the appointment of Ms. Maohua Sun on May 22, 2015 as director of the Company in accordance with the Articles of Association of the Company be and hereby is confirmed, approved and ratified.

5.	That the appointment of Mr. Nanyan Zheng on May 22, 2015 as director of the Company in accordance with the Articles of Association of the Company be and hereby is confirmed, approved and ratified.

6.	That the appointment of Mr. Liqun Wang on May 22, 2015 as director of the Company in accordance with the Articles of Association of the Company be and hereby is confirmed, approved and ratified.

Holders of record of ordinary shares of the Company at the close of business on May 25, 2015 are entitled to notice of, and to vote at, the extraordinary general meeting or any adjourned or postponed meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, JPMorgan Chase Bank.

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By order of the Board

/s/ MaoHua Sun

Director

Dated: 27th day of May 2015

*A form of proxy and ballot paper have been included with this Notice.

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NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the EGM unless revoked prior to the EGM or the shareholder attends the EGM in person or executes a specific proxy.

3	A form of proxy for use at the EGM is enclosed. Whether or not you propose to attend the EGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the Company’s office at Xingke Plaza, Tower B, Third Floor, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China, marked for the attention of Lily Xie (Legal Department), not later than the time for the holding of the EGM or adjourned EGM in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the EGM and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares.

5	A shareholder holding more than one share entitled to attend and vote at the EGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6	The quorum for the EGM is one or more persons present in person and representing in person or by proxy in excess of 50% of the total issued voting power of the Company throughout the EGM.

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PROXY

I ________________________________

of

the holder of                                          shares in the above named Company hereby appoint                                           or failing him/her                                          or failing him/her                                          as my proxy to vote on my behalf at the general meeting of the Company to be held on the 22nd day of June, 2015, and at any adjournment thereof.

Dated this            day of                     , 2015

*GIVEN under the seal of the company

*Signed by the above named

Witness

*Delete as applicable.

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NOTES TO PROXY

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR COMPLETE AND SEND IN THE PROXY FORM APPOINTING A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman will be appointed as your proxy.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the EGM unless revoked prior to the EGM or the shareholder attends the EGM in person or completes and returns this form appointing a specific proxy.

3	Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of Xingke Plaza, Tower B, Third Floor, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China, in each case marked for the attention of Lily Xie (Legal Department), as soon as possible and in any event not later than 48 hours before the time for holding the relevant meeting or any adjourned meeting. Returning this completed form of proxy will not preclude you from attending the relevant meeting(s) and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

5	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

6	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorised for that purpose.

7	Any alterations made to this form must be initialled by you.

8	A proxy may vote on a show of hands or on a poll.

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BALLOT PAPER

eLong, Inc.

(the "Company")

Name of Shareholder: __________________________________________________________

Name of Proxy: __________________________________________________________

(if Shareholder attending by Proxy)

Please indicate your voting preference by ticking, or inserting the number of shares to be voted for or against or to abstain, the boxes below in respect of each resolution.

Resolution	For	Against	Abstain
1. That Guangfu Cui be appointed as chairman of the EGM.
2. That the appointment of Ms. May Wu on May 22, 2015 as director of the Company in accordance with the Articles of Association of the Company be and hereby is confirmed, approved and ratified.
3. That the appointment of Mr. Wang Shengli on May 22, 2015 as director of the Company in accordance with the Articles of Association of the Company be and hereby is confirmed, approved and ratified.
4. That the appointment of Ms. Maohua Sun on May 22, 2015 as director of the Company in accordance with the Articles of Association of the Company be and hereby is confirmed, approved and ratified.
5. That the appointment of Mr. Nanyan Zheng on May 22, 2015 as director of the Company in accordance with the Articles of Association of the Company be and hereby is confirmed, approved and ratified.
6. That the appointment of Mr. Liqun Wang on May 22, 2015 as director of the Company in accordance with the Articles of Association of the Company be and hereby is confirmed, approved and ratified.

Signature of Shareholder:

Signed:

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Name:

Date:

Signature of Proxy:

(if Shareholder attending by Proxy)

Signed:

Name:

Date:

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